Exhibit 99.1

Sequans Communications Announces Third Quarter 2015 Financial Results

PARIS--(BUSINESS WIRE)--October 22, 2015--4G chipmaker Sequans Communications S.A. (NYSE:SQNS) today announced financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights:

Revenue: Revenue of $9.4 million increased 24.8% compared to the second quarter of 2015, due to higher sales of chipsets and higher other revenue. Revenue increased 44.9% compared to the third quarter of 2014.

Gross margin: Gross margin was 40.8% compared to gross margin of 36.3% in the second quarter of 2015, due to a more favorable revenue and product mix, and compared to 39.4% in the third quarter of 2014, due to both a more favorable revenue mix and higher product revenues allowing for a better absorption of fixed production costs.

Operating loss: Operating loss was $4.2 million compared to an operating loss of $6.0 million in the second quarter of 2015 and an operating loss of $8.0 million in the third quarter of 2014, reflecting higher revenues, higher gross profit and lower operating expenses.

Net loss: Net loss was $2.4 million, or ($0.04) per diluted share/ADS, compared to a net loss of $7.1 million, or ($0.12) per diluted share/ADS in the second quarter of 2015 and a net loss of $8.1 million, or ($0.14) per diluted share/ADS in the third quarter of 2014.

Non-IFRS Net loss: Excluding stock-based compensation and the non-cash fair-value, effective interest adjustments related to the convertible debt and its embedded derivative issued in April 2015 and the impact of revaluation of an interest-free government loan, non-IFRS net loss was $4.6 million, or ($0.08) per diluted share/ADS, compared to a non-IFRS net loss of $6.4 million, or ($0.11) per diluted share/ADS in the second quarter of 2015, and a non-IFRS net loss of $7.8 million, or ($0.13) per diluted share/ADS, in the third quarter of 2014.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q3 2015	%*	Q2 2015	%*	Q3 2014	%*
Revenue	$9.4		$7.5		$6.5
Gross profit	3.8	40.8%	2.7	36.3%	2.5	39.4%
Operating loss	(4.2)	(45.3%)	(6.0)	(80.6%)	(8.0)	(123.3%)
Net loss	(2.4)	(26.0%)	(7.1)	(94.3%)	(8.1)	(126.0%)
Diluted EPS	($0.04)		($0.12)		($0.14)

Weighted average number of diluted shares/ADS	59,144,741		59,144,741		59,144,398

Cash flow used in operations	(2.4)		(8.2)		(7.0)

Cash, cash equivalents and short-term deposit at quarter-end	11.6		13.0		16.9

Additional information:
- Stock-based compensation included in operating result	0.2		0.2		0.3
- Change in the fair value of convertible debt embedded derivative	(2.5)		0.3		-
- Interest on convertible debt	0.3		0.2		-
- Impact of revaluation of interest-free government loan	(0.1)		-		-
Non-IFRS diluted EPS (excludes stock-based compensation, non-cash fair value and effective interest adjustments related to the convertible debt and its embedded derivative, and the impact of revaluation of interest-free government loan)	($0.08)		($0.11)		($0.13)

* Percentage of revenue

“We are pleased to report another quarter of revenue growth from an expanding base of customers,” said Georges Karam, Sequans CEO. “We are gratified by the pace of design wins in the quarter and the positive response to our CAT 1 platform. It's encouraging to see CAT 1 being embraced by LTE operators globally as an enabler for their IoT strategy, reinforcing our leadership position in LTE for IoT.”

Fourth Quarter 2015 Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the fourth quarter of 2015 to be in the range of $10 to $12 million, with non-IFRS gross margin above 42%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.05) and ($0.07) for the fourth quarter of 2015, based on approximately 59.1 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and its embedded derivative issued in April 2015, the impact of revaluation of an interest-free government loan and any other relevant non-cash or non-recurring expenses.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2015 today, October 22, 2015, at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1092 (or +1 612-332-0228 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until November 22, 2015, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 370232.

Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including LTE and WiMAX markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation, the non-cash financial expense related to the convertible debt and its embedded derivative issued in April 2015 and the impact of revaluation of an interest-free government loan. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Condensed financial tables follow

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	June 30,	Sept 30,
	2015	2015	2014

Revenue :
Product revenue	$ 7,887	$ 6,243	$ 5,573
Other revenue	1,471	1,253	885
Total revenue	9,358	7,496	6,458
Cost of revenue
Cost of product revenue	5,153	4,427	3,824
Cost of other revenue	391	345	87
Total cost of revenue	5,544	4,772	3,911
Gross profit	3,814	2,724	2,547
Operating expenses :
Research and development	5,525	6,135	7,603
Sales and marketing	1,406	1,348	1,390
General and administrative	1,119	1,286	1,516

Total operating expenses	8,050	8,769	10,509
Operating loss	(4,236)	(6,045)	(7,962)
Financial income (expense):
Interest income (expense), net	(509)	(432)	(7)
Other financial expense	-	(141)	-
Change in the fair value of convertible debt embedded derivative	2,488	(275)	-
Foreign exchange gain (loss)	(91)	(120)	(121)
Loss before income taxes	(2,348)	(7,013)	(8,090)
Income tax expense	81	55	45
Loss	$ (2,429)	$ (7,068)	(8,135)
Attributable to :
Shareholders of the parent	(2,429)	(7,068)	(8,135)
Minority interests	-	-	-
Basic loss per share	($0.04)	($0.12)	($0.14)
Diluted loss per share	($0.04)	($0.12)	($0.14)
Weighted average number of shares used for computing:
— Basic	59,144,741	59,144,741	59,144,398
— Diluted	59,144,741	59,144,741	59,144,398

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2015	2014

Revenue :
Product revenue	$18,118	$14,077
Other revenue	3,544	1,953
Total revenue	21,662	16,030
Cost of revenue
Cost of product revenue	12,342	9,399
Cost of other revenue	860	213
Total cost of revenue	13,202	9,612
Gross profit	8,460	6,418
Operating expenses :
Research and development	18,553	22,039
Sales and marketing	4,476	4,023
General and administrative	3,888	5,265

Total operating expenses	26,917	31,327
Operating loss	(18,457)	(24,909)
Financial income (expense):
Interest income (expense), net	(975)	3
Other financial expense	(141)	-
Change in the fair value of convertible debt embedded derivative	2,213	-
Foreign exchange gain	15	(47)
Loss before income taxes	(17,345)	(24,953)
Income tax expense (benefit)	200	128
Loss	(17,545)	(25,081)
Attributable to :
Shareholders of the parent	(17,545)	(25,081)
Minority interests	-	-
Basic loss per share	($0.30)	($0.42)
Diluted loss per share	($0.30)	($0.42)
Weighted average number of shares used for computing:
— Basic	59,144,741	59,140,697
— Diluted	59,144,741	59,140,697

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At December 31,
(in thousands of US$)	2015	2014

ASSETS
Non-current assets
Property, plant and equipment	$7,178	$8,743
Intangible assets	3,619	3,440
Deposits and other receivables	363	320
Available for sale assets	329	597
Total non-current assets	11,489	13,100
Current assets
Inventories	6,222	9,199
Trade receivables	8,442	7,749
Prepaid expenses and other receivables	3,461	2,988
Recoverable value added tax	421	447
Research tax credit receivable	2,302	3,443
Deposit maturing in less than 90 days	394	160
Cash and cash equivalents	11,162	12,329
Total current assets	32,404	36,315
Total assets	$43,893	$49,415

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,144,741 shares authorized, issued and outstanding at September 30, 2015 (59,144,741 at December 31, 2014)	$1,568	$1,568
Share premium	165,508	165,507
Other capital reserves	16,618	15,997
Accumulated deficit	(174,908)	(157,363)
Other components of equity	(589)	(594)
Total equity	8,197	25,115
Non-current liabilities
Government grant advances and loans	5,732	4,013
Finance lease obligations	-	9
Provisions	1,715	1,228
Deferred tax liabilities	2	2
Convertible debt and accrued interest	8,525	-
Total non-current liabilities	15,974	5,252
Current liabilities
Trade payables	7,339	11,231
Interest-bearing receivables financing	4,157	2,133
Convertible debt embedded derivative	1,842	-
Government grant advances	1,047	603
Finance lease obligations	46	202
Other current liabilities	4,887	4,017
Deferred revenue	355	314
Provisions	49	548
Total current liabilities	19,722	19,048
Total equity and liabilities	$43,893	$49,415

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Nine months ended Sept 30,
(in thousands of US$)	2015	2014

Operating activities
Loss before income taxes	$(17,345)	(24,953)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,579	2,621
Amortization and impairment of intangible assets	1,385	1,361
Share-based payment expense	621	1,060
Increase (decrease) in provisions	(41)	(189)
Financial expense (income)	975	(3)
Change in the fair value of convertible debt embedded derivative	(2,213)	-
Other financial expenses	141	-
Foreign exchange loss (gain)	(208)	(21)
Loss (Gain) on disposal of property, plant and equipment	(3)	26
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(814)	(1,170)
Decrease (Increase) in inventories	2,977	(1,616)
Decrease (Increase) in research tax credit receivable	1,141	2,182
Increase (Decrease) in trade payables and other liabilities	(2,996)	1,999
Increase (Decrease) in deferred revenue	41	(11)
Increase (Decrease) in government grant advances	(204)	171
Income tax paid	(192)	(211)
Net cash flow used in operating activities	(14,157)	(18,754)

Investing activities
Purchase of intangible assets and property, plant and equipment	(2,590)	(4,450)
Sale (purchase) of financial assets	319	621
Sale of short-term investments	(234)	-
Interest received	23	109
Net cash flow used in investments activities	(2,482)	(3,720)

Financing activities
Public equity offering, net of costs	-	(300)
Proceeds from issue of warrants and exercise of stock options/warrants	1	22
Proceeds from Interest-bearing receivables financing	2,024	2,670
Proceeds from government loans, net of transaction cost	2,134	-
Proceeds from convertible debt, net of transaction cost	11,582	-
Repayment of borrowings and finance lease liabilities	(157)	(193)
Interest paid	(108)	(104)
Net cash flows from financing activities	15,476	2,095

Net increase (decrease) in cash and cash equivalents	(1,163)	(20,379)
Net foreign exchange difference	(4)	-
Cash and cash equivalent at January 1	12,329	37,244
Cash and cash equivalents at end of the period	$11,162	$16,865

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	June 30,	Sept 30,
	2015	2015	2014
Net IFRS loss as reported	$(2,429)	$(7,068)	$(8,135)
Add back
Stock-based compensation expense according to IFRS 2 (1)	186	197	334
Change in the fair value of convertible debt embedded derivative	(2,488)	275	-
Interest on Convertible debt	254	215	-
Impact of revaluation of interest-free government loan	(121)	-	-
Non-IFRS loss adjusted	$(4,598)	$(6,381)	$(7,801)

IFRS basic loss per share as reported	($0.04)	($0.12)	($0.14)
Add back
Stock-based compensation expense according to IFRS 2	$0.00	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	($0.04)	$0.00	-
Interest on Convertible debt	$0.00	$0.00	-
Impact of revaluation of interest-free government loan	($0.00)	-	-
Non-IFRS basic loss per share	($0.08)	($0.11)	($0.13)
IFRS diluted loss per share	($0.04)	($0.12)	($0.14)
Add back
Stock-based compensation expense according to IFRS 2	$0.00	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	($0.04)	$0.00	-
Interest on Convertible debt	$0.00	$0.00	-
Impact of revaluation of interest-free government loan	($0.00)	-	-
Non-IFRS diluted loss per share	($0.08)	($0.11)	($0.13)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$3	$4	$10
Research and development	81	84	154
Sales and marketing	29	34	59
General and administrative	73	75	111

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Nine months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	Sept 30,
	2015	2014
Net IFRS loss as reported	(17,545)	(25,081)
Add back
Stock-based compensation expense according to IFRS 2 (1)	621	1,060
Change in the fair value of convertible debt embedded derivative	2,213	-
Interest on Convertible debt	469	-
Impact of revaluation of interest-free government loan	(121)	-
Non-IFRS loss adjusted	(14,242)	(24,021)

IFRS basic loss per share as reported	($0.30)	($0.42)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	$0.04	-
Interest on Convertible debt	$0.01	-
Impact of revaluation of interest-free government loan	($0.00)	-
Non-IFRS basic loss per share	($0.24)	($0.41)
IFRS diluted loss per share	($0.30)	($0.42)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	$0.04	-
Interest on Convertible debt	$0.01	-
Impact of revaluation of interest-free government loan	($0.00)	-
Non-IFRS diluted loss per share	($0.24)	($0.41)

(1) Included in the IFRS loss as follows:
Cost of product revenue	13	38
Research and development	266	449
Sales and marketing	103	184
General and administrative	239	389

CONTACT:
Sequans Communications S.A.
Media Relations: Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations: Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com